Contact

www.linkedin.com/in/esmondgoei-powerhero (LinkedIn)

Top Skills

Baking bread.

Venture Capital

Corporate Development

Esmond G.

Chairman, CEO & Founder @ Power Hero Corp. | MBA, Finance & Marketing. B.A.Sc. Electrical Engineering.

La Verne, California, United States

Summary

Esmond is a serial entrepreneur with over three decades of experience in launching, leading, and transforming companies in various industries. He has an MBA from Western University, a BASc in Electrical Engineering from Queen's University, and a Culinary Arts degree from the Art Institute of Colorado. He combines his diverse skills and knowledge to create value for customers, shareholders, and society.

As the Chairman, CEO & Founder of Power Hero Corp., he oversees the vision and strategy of the company, which provides innovative and convenient charging solutions for electric vehicles, mobile devices, and other applications. He is also the chief inventor of the company's products, which leverage his expertise in solar energy and his patented technologies. He is passionate about solving real-world problems with sustainable and accessible solutions. He has led Power Hero Corp. since 2017 and has grown it into the leading innovator of personal EV charging solutions for apartment residents.

Experience

Power Hero Corp.

Chairman, Founder & CEO

January 2017 - Present (8 years 6 months)

La Verne, CA

AspectSolar

Founder & CEO

July 2009 - October 2016 (7 years 4 months)

Esmond was the Founder and CEO of AspectSolar and chief inventor of the Company's products, including the CES 2014 award-winning, world's first hand portable sun-tracking solar electricity generator. He was awarded 3 patents while at AspectSolar with over 10 additional patents pending when he left after selling the Company's product rights and IP to Kicker Power Corp.

Mayan Networks
Chm, Co-Founder & CEO
1998 - 2001 (3 years)

A pioneer optical metro switch company.

nHancement Technologies Inc
Co-Founder & CEO
1996 - 1999 (3 years)
Denver, Colorado

Integrator of propriety ambulatory assessment technology with corporate IT and communications systems. IPO on Nasdaq in 1997

Centigram Communications
Chairman & Lead Investor
1988 - 1994 (6 years)

CliniCom Inc
Board member
1988 - 1994 (6 years)

Earth's Best Baby Food
Chm CEO & Board member
1988 - 1993 (5 years)

Transwitch
Board member
1987 - 1993 (6 years)

Transtech Ventures
Managing Director
1986 - 1992 (6 years)

Co-founder of international VC with presence in Asia Pacific and Silicon Valley.

Nortel Networks
Director, Venture Capital
1984 - 1986 (2 years)

TD
Vice President, Venture Capital Division
March 1981 - September 1983 (2 years 7 months)
Toronto, Ontario, Canada

Early stage venture capital investment and management for Toronto-Dominion Bank.

Education

Western University - Richard Ivey School of Business

MBA, Finance & Marketing · (September 1978 - 1980)

Queen's University

Bachelor Applied Science, Electrical Engineering · (1969 - 1974)

Art Institute of Colorado

Culinary Arts/Chef Training · (2008 - 2009)

Queen's University

Bachelor of Applied Science - BASc, Electrical and Electronics Engineering · (May 1974)